UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-15583

(Commission File Number)

(Check One)	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 30, 2023

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Delta Apparel, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2750 Premiere Pkwy., Suite 100

(Address of Principal Executive Office (Street and Number))

Duluth, Georgia 30097

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delta Apparel, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2023 (the “Form 10-Q”), within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete certain processes and procedures to finalize the tax provision and other items contained in the Company’s consolidated financial statements for the fiscal quarter ended December 30, 2023, and related disclosures in the Form 10-Q. The Company plans to file the Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Justin M. Grow	864	232-5200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended December 30, 2023, the Company expects to report net sales of approximately $79.9 million, gross margins of approximately 10.9%, selling, general and administrative expenses of approximately $18.6 million, and an operating loss of approximately $4.9 million for the three months ended December 30, 2023, compared to net sales of approximately $107.3 million, gross margins of approximately 12.7%, selling, general and administrative expenses of approximately $18.9 million, and an operating loss of approximately $2.6 million for the three months ended December 31, 2022. The Company also expects to report a year-over-year decline in net debt of approximately 23% and a year-over-year decline in net inventory of approximately 24% as of December 30, 2023. The Company intends to release financial results for the three months ended December 30, 2023 on February 12, 2024, and has scheduled a public webcast to discuss the financial results on the same day.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expected results for the fiscal quarter ended December 30, 2023, and our beliefs and expectations regarding the completion of the processes and procedures to finalize the tax provision contained in the Company’s consolidated financial statements for the fiscal quarter ended December 30, 2023, and related disclosures in the Form 10-Q, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Delta Apparel, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2024	By:	/s/ Justin M. Grow
Justin M. Grow
Executive Vice President and Chief Administrative Officer